Exhibit 99.1

International Game Technology PLC Annual General Meeting

On May 17, 2019, International Game Technology PLC (the “Company”) held its annual general meeting of shareholders (the “2019 AGM”). At the 2019 AGM, 18 matters were considered and acted upon. Each of the resolutions 1 through 18 were adopted. The number of votes cast for and against, as well as abstentions and broker non-votes, are set forth below.

Resolution 1: To receive and adopt the Company’s annual accounts and reports for the financial year ended 31 December 2018 (“Annual Reports and Accounts”).

FOR	AGAINST	ABSTENTIONS	BROKER NON-VOTES
367,889,126.00	46,575.00	392,015.00	0.00

Resolution 2: To approve the directors’ remuneration report (excluding the remuneration policy) set out in section 2 of the Annual Reports and Accounts.

FOR	AGAINST	ABSTENTIONS	BROKER NON-VOTES
329,208,187.00	38,193,915.00	925,614.00	0.00

Resolution 3: To approve the directors’ remuneration policy (excluding the remuneration report) set out in section 2 of the Annual Reports and Accounts.

FOR	AGAINST	ABSTENTIONS	BROKER NON-VOTES
328,620,852.00	39,442,871.00	263,993.00	0.00

Resolution 4: To approve Paget Alves continuing to hold office as a director of the Company from the conclusion of the 2019 AGM until the conclusion of the next annual general meeting of the Company.

FOR	AGAINST	ABSTENTIONS	BROKER NON-VOTES
358,168,888.00	9,946,745.00	212,083.00	0.00

Resolution 5: To approve Alberto Dessy continuing to hold office as a director of the Company from the conclusion of the 2019 AGM until the conclusion of the next annual general meeting of the Company.

FOR	AGAINST	ABSTENTIONS	BROKER NON-VOTES
358,175,128.00	9,940,539.00	212,049.00	0.00

Resolution 6: To approve Marco Drago continuing to hold office as a director of the Company from the conclusion of the 2019 AGM until the conclusion of the next annual general meeting of the Company.

FOR	AGAINST	ABSTENTIONS	BROKER NON-VOTES
360,348,972.00	7,764,273.00	214,471.00	0.00

Resolution 7: To approve James McCann continuing to hold office as a director of the Company from the conclusion of the 2019 AGM until the conclusion of the next annual general meeting of the Company.

FOR	AGAINST	ABSTENTIONS	BROKER NON-VOTES
359,895,695.00	8,215,951.00	216,070.00	0.00

Resolution 8: To approve Heather McGregor continuing to hold office as a director of the Company from the conclusion of the 2019 AGM until the conclusion of the next annual general meeting of the Company.

FOR	AGAINST	ABSTENTIONS	BROKER NON-VOTES
360,332,489.00	7,782,903.00	212,324.00	0.00

Resolution 9: To approve Lorenzo Pellicioli continuing to hold office as a director of the Company from the conclusion of the 2019 AGM until the conclusion of the next annual general meeting of the Company.

FOR	AGAINST	ABSTENTIONS	BROKER NON-VOTES
360,329,810.00	7,784,875.00	213,031.00	0.00

Resolution 10: To approve Vincent Sadusky continuing to hold office as a director of the Company from the conclusion of the 2019 AGM until the conclusion of the next annual general meeting of the Company.

FOR	AGAINST	ABSTENTIONS	BROKER NON-VOTES
360,316,321.00	7,796,627.00	214,768.00	0.00

Resolution 11: To approve Gianmario Tondato Da Ruos continuing to hold office as a director of the Company from the conclusion of the 2019 AGM until the conclusion of the next annual general meeting of the Company.

FOR	AGAINST	ABSTENTIONS	BROKER NON-VOTES
353,667,512.00	14,447,398.00	212,806.00	0.00

Resolution 12: To reappoint PricewaterhouseCoopers LLP as auditor of the Company to hold office from the conclusion of the 2019 AGM until the conclusion of the next general meeting of the Company at which accounts and reports are laid before the Company.

FOR	AGAINST	ABSTENTIONS	BROKER NON-VOTES
368,098,088.00	70,072.00	159,556.00	0.00

Resolution 13: To authorise the board of directors of the Company or its audit committee to determine the remuneration of the auditor.

FOR	AGAINST	ABSTENTIONS	BROKER NON-VOTES
367,997,492.00	105,051.00	225,173.00	0.00

Resolution 14: To authorize political donations and expenditure not exceeding £100,000 in total, in accordance with sections 366 and 367 of the Companies Act 2006.

FOR	AGAINST	ABSTENTIONS	BROKER NON-VOTES
367,389,393.00	724,852.00	213,471.00	0.00

Resolution 15: To unconditionally authorise the directors, in substitution for any existing authorities previously given, to allot shares in the Company.

FOR	AGAINST	ABSTENTIONS	BROKER NON-VOTES
354,382,370.00	13,788,112.00	157,234.00	0.00

Resolution 16: To authorise the directors, if Resolution 15 is passed and in substitution for any existing authorities granted, to disapply pre-emption rights.

FOR	AGAINST	ABSTENTIONS	BROKER NON-VOTES
359,932,961.00	8,179,611.00	215,144.00	0.00

Resolution 17: To authorise the directors, if Resolution 15 is passed and in addition to any authority granted under Resolution 16, to disapply pre-emption rights in connection with an acquisition or specified capital investment.

FOR	AGAINST	ABSTENTIONS	BROKER NON-VOTES
359,943,964.00	8,171,383.00	212,369.00	0.00

Resolution 18: To adopt new articles of association of the Company removing redundant and off-market provisions in relation to allotment of shares and disapplication of pre-emption rights.

FOR	AGAINST	ABSTENTIONS	BROKER NON-VOTES
360,238,031.00	7,767,679.00	322,006.00	0.00